UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Huntsman Corporation (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
447011 10 7 (CUSIP Number)

Samuel D. Scruggs
Executive Vice President, General Counsel and Secretary
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108
(801) 584-5700

Copy to:

Nathan W. Jones
Stoel Rives LLP
201 South Main Street, Suite 1100
Salt Lake City, Utah 84111
(801) 328-3131
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 25, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

    CUSIP No.            447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jon and Karen Huntsman Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Utah

Number of Shares		7.	Sole Voting Power 21,782,000 shares of Common Stock
Beneficially
Owned by Each		8.	Shared Voting Power None
Reporting
Person With		9.	Sole Dispositive Power 21,782,000 shares of Common Stock

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,782,000 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Huntsman Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Huntsman Way, Salt Lake City, Utah 84108.

Item 2. Identity and Background

(a)—(c), (f)

        The name of the entity filing this Statement is The Jon and Karen Huntsman Foundation, a Utah nonprofit corporation (the "Foundation"). The address of the Foundation's principal business and office is 500 Huntsman Way, Salt Lake City, Utah 84108, and its purpose is to receive and maintain a fund or funds of property to use and apply the income therefrom and the principal thereof exclusively for religious, educational, charitable, scientific, medical or literary purposes, either directly or by making contributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The name, business address and present principal occupation of each executive officer and voting trustee of the Foundation is listed below. Each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation
Jon M. Huntsman	Chairman of Huntsman Corporation
Karen H. Huntsman	Retired
Peter R. Huntsman	President and CEO of Huntsman Corporation
Christena H. Durham	Self-employed
Kathleen H. Huffman	Self-employed
David H. Huntsman	Self-employed
Paul C. Huntsman	Self-employed
James H. Huntsman	Self-employed
Jennifer H. Parkin	Self-employed

(d) and (e)

        To the knowledge of the Foundation, neither the Foundation nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The Foundation acquired 21,782,000 shares of Common Stock of the Company (the "Contribution Shares") as a donation from Jon M. Huntsman (the "Contribution"). The Foundation did not give any consideration for the Contribution.

Item 4. Purpose of Transaction

        The purpose of the transaction was a charitable gift to the Foundation of the Contribution Shares by Jon M. Huntsman. The Contribution was made on June 25, 2007.

        The Foundation is aware that, on June 26, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Basell AF, a Luxembourg entity ("Basell") and BI Acquisition Holdings Limited, a Delaware corporation and wholly-owned subsidiary of Basell ("Merger Sub"), pursuant to which Basell has agreed to acquire all of the issued and outstanding Common Stock of the Company. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Basell (the "Merger"). At the effective time of the Merger, each outstanding share of Common Stock (including the shares held by the Foundation), other than any shares held by Basell, Merger Sub, the Company or its subsidiaries or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive $25.25 in cash, without interest. If the Merger is completed, the Common Stock of the Company will cease to be listed on the New York Stock Exchange.

        As an inducement for Basell to enter into the Merger Agreement, the Foundation and certain other beneficial owners of Common Stock including HMP Equity Trust, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and Fidelity Charitable Gift Fund (collectively, the "Voting Parties") entered into a letter agreement (the "Voting Agreement") with Basell on June 26, 2007 relating to, among other things, the voting of the shares of Common Stock (the "Shares") held by the Voting Parties. Pursuant to the Voting Agreement, each Voting Party irrevocably agreed to vote its Shares (a) in favor of adoption of the Merger Agreement and (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Takeover Proposal (as such term is defined in the Merger Agreement) and (iii) to the extent that any of the following actions require a stockholder vote pursuant to applicable law, any proposal, transaction, agreement, amendment of the Company's certificate of incorporation or bylaws or other action that is intended to or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger or that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement. However, such Voting Party's obligation to vote in favor of adoption of the Merger Agreement will not apply in the event an Adverse Recommendation Change (as such term is defined in the Merger Agreement) has occurred and remains in effect. Each Voting Party also irrevocably and unconditionally waived, and agreed to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger that such party may directly or indirectly have by virtue of the ownership of any of the Shares.

        In addition, pursuant to the Voting Agreement, each Voting Party agreed, subject to certain exceptions, that it will not, directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the Shares, or any interest therein, or any voting rights with respect thereto, or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy), other than (a) pursuant to the Merger or (b) with the prior written consent of Basell.

        Furthermore, pursuant to the Voting Agreement, each Voting Party agreed, subject to certain exceptions, that it will not, directly or indirectly, (i) solicit, initiate, encourage or knowingly encourage, or take any other action to knowingly facilitate the making of any proposal that constitutes or is reasonably likely to lead to a Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, any Takeover Proposal.

        The purpose of entering into the Voting Agreement was to induce Basell to enter into the Merger Agreement and to facilitate the approval of the Merger Agreement. An aggregate of 128,576,387 Shares are subject to the Voting Agreement (including 104,814,387 Shares held directly by HMP Equity Trust, 21,782,000 Shares held by the Foundation and 1,980,000 Shares held by Fidelity Charitable Gift Fund, another charitable organization that received a donation of Shares from Jon M. Huntsman). The Foundation expressly disclaims that it has agreed to act as a group in connection with the Voting Agreement other than as described in this Statement.

        The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated by reference to Exhibits 1 and 2, respectively, hereto.

Item 5. Interest in Securities of the Issuer

        (a)    The Foundation beneficially owns 21,782,000 shares of Common Stock, which represents approximately 9.8% of the outstanding shares of Common Stock.

        (b)    The Foundation has the sole power to vote and the sole power to dispose of all of the Contribution Shares.

        (c)    The Contribution is the only transaction in the Common Stock that was effected by the Foundation during the past 60 days.

        (d)    To the knowledge of the Foundation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported Shares.

        (e)    Not applicable.

        The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Other than the agreements described in Item 4, to the knowledge of the Foundation, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        The following documents are filed as exhibits:

1.
Agreement and Plan of Merger, dated as of June 26, 2007, among the Company, Basell AF and BI Acquisition Holdings Limited (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on June 27, 2007)

2.
Letter Agreement dated as of June 26, 2007 by and among Basell AF, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., HMP Equity Trust, The Jon and Karen Huntsman Foundation and Fidelity Charitable Gift Fund

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2007

THE JON AND KAREN HUNTSMAN FOUNDATION
By:	/s/ J. KIMO ESPLIN Name: J. Kimo Esplin Title: Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)